Exhibit 4.1(ii)
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                            Description of Securities
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Pursuant to an Amendment to the Company's Articles of Incorporation dated
October 30, 2003 the par value of the Company's common stock was reduced from $0.01 to $0.001 per share.

General
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The Company's authorized capital stock consists of 99,000,000 shares of voting
Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, $0.0001 par value per share.

Common Stock
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The authorized Common Stock of the Company is 99,000,000 shares, $0.01 par value. As of the date of this filing, 44,965,724 Common Shares are issued and outstanding. The holders of Common Shares (i) have equal rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Shares upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters which stockholders may vote on at all meetings of Shareholders. All of thee Common Shares now issued an outstanding are fully paid and non-assessable. Holders of Common Shares of the Company do not have cumulative voting rights.

Preferred Stock
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The Company has authorized 1,000,000 Preferred Shares of Class A Preferred
Stock, $0.01 par value. As of the date of this filing, no Preferred Shares are issued or outstanding.

Dividend Policy
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The present policy of the Company is to utilize earnings to fund its ongoing business. The Company has not declared or paid cash dividends on its Shares and does not anticipate that it will do so in the future.